December 21, 2018

Khurram Qureshi
Chief Financial Officer
Lingo Media Corporation
151 Bloor Street West, Suite 703
Toronto, Ontario Canada M5S 1S4

       Re: Lingo Media Corporation
           Form 20-F for the Year Ended December 31, 2017
           Filed May 16, 2018
           File No. 333-98397

Dear Mr. Qureshi:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2017

Item 15. Controls and Procedures, page 61

1. Please amend your fiscal 2017 Form 20-F to provide management's report on internal control over financial reporting in a format consistent with the requirements of Item
      308(a) of Regulation S-K and Item 15 of Form 20-F. Also please be advised that you will need to file newly signed officer certifications with your revised Form 20-F. Prior to filing your amendment, you may provide us with your proposed disclosures in your response letter.
 Khurram Qureshi
Lingo Media Corporation
December 21, 2018
Page 2
2. Additionally, we also note that your conclusion for the effectiveness of disclosure controls and procedures does not fully comply with Exchange Act Rule 13a-15(e). Please revise to indicate disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the
         Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at
(202) 551-
3379 with any questions.



FirstName LastNameKhurram Qureshi                              Sincerely,
Comapany NameLingo Media Corporation
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Corporation Finance
December 21, 2018 Page 2                                       Office of
Transportation and Leisure
FirstName LastName